Exhibit 99.1

Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Update on Implementation of the Revised Investment Plan

June 18, 2015: On November 3, 2014, Caledonia Mining Corporation (“Caledonia”) announced the Revised Investment Plan (“Revised Plan”) for the Blanket Mine which entails:

•	Developing a “Tramming Loop” 750 meter below surface;

•	Continuing to sink the No. 6 Winze to provide access to deeper level resources; and

•
Sinking a new 6-meter diameter Central Shaft from surface to 1,080 meters.  The new Central Shaft will provide access to the current inferred mineral resources below 750 meters and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately 3 kilometers in length.

Caledonia provides the following update on the implementation of the Revised Plan:

•
The Tramming Loop was completed ahead of schedule in June 2015.  The completed Tramming Loop will allow for an increase in development which is expected to result in increased production towards the end of 2015, as reflected in the 2015 production guidance set out in the November 3, 2014 press release of approximately 42,000 ounces of gold.

•
Sinking the No. 6 Winze has been completed and preparations have commenced for equipping the shaft.  It is expected that the shaft will be equipped by the end of July, as scheduled, after which horizontal development towards the two main resource bodies will commence. First production from the No. 6 Winze is scheduled for January 2016 and is expected to reach the target rate of 500 tonnes per day in May 2017.  Production from No. 6 Winze is included in the production guidance for 2016 and 2017 as set out in the November 3, 2014 press release.

•
At the Central Shaft, surface earthworks have been completed and the shaft has been sunk to 8 meters which completes the void for the shaft collar and is ready to be filled with concrete, after which shaft sinking will commence again. The shaft will be sunk to 1,080 meters below surface.  The civil engineering crew is ready to commence with the excavations for the foundations of the winders and the Kibble winder will be transported to site within the next two weeks.

Steve Curtis, Caledonia’s Chief Executive Officer, commented:

“We are pleased with the ongoing implementation of the Revised Plan, which is proceeding as scheduled and within budget. The completion of the Tramming Loop and sinking of the No. 6 Winze are significant steps towards incrementally increasing production from 2016 onwards to achieve an annual rate of 80,000 ounces of gold by 2021. We look forward to keeping the market updated with further progress.”

For further information please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray Tel: +44 20 7138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.